FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 4, 2026

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

'1 São Paulo, September 3, 2026 – BrasilAgro (B3: AGRO3) (NYSE: LND) announces its consolidated results for the fourth quarter and year ended June 30, 2026 ("4Q26") and ("2026"). The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS). HIGHLIGHTS OF THE PERIOD HEDGE POSITION INPUTS LOCKED IN (as of August 2026) (R$ thousand) 4Q26 4Q25 Change 20 26 20 25 Chg. % Revenues from Operations 255.873 228.735 12% 891.652 877.443 2% Revenues from Farm Sales - 111.998 -100% 4.064 241.299 -98% Net Sales Revenue 255.873 340 .733 - 25% 895.716 1.118.742 - 20 % Variation in bio. asset fair value. 33.578 22.109 52% 31.006 114.602 -73% Net Revenue¹ 289.451 362.841 - 20% 926.722 1.233.344 - 25% Adj. EBI TDA fr om Oper ations 56.556 (111) n.a 97.257 87.235 11% Adj. EBI TDA Margin from Oper. (%) 22% 0% 22 p.p. 11% 10% 1 p.p. Adjusted EBI TDA² 56.556 72.0 42 - 21% 99.335 267.321 - 63% Adjusted EBI TDA Margin (%) 20% 20% n.a 11% 22% -11 p.p. Net I ncome from Operations (13.943) (10.871) 28% (92.087) (42.066) n.a Net Operating Margin (%) -5% -5% n.a -10% -5% -5 p.p. Net I ncome (13.943) 61.281 n.a (90 .0 0 9) 138.0 19 n.a Net I ncome Margin (%) -5% 17% -22 p.p. -10% 11% -21 p.p. ¹ Net Revenue: Considers the change in fair value of biological assets and agricultural product and I mpairment. ² Adjusted EBI TDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops. Commodity Volume traded Price locked in Soybeans 50.388 t ██░░░░░░░░ 21% US$ 11,86/ bu Cotton 680 t ██░░░░░░░░ 17% R$ 70,00/ lb Corn 2.000 t ░░░░░░░░░░ 1% R$ 61,50/ sc Farm Receivables 12.246 t ██░░░░░░░░ 15% US$ 12,10/ bu Exchange Volume traded Price locked in Soybeans USD 20.969 ███░░░░░░░ 27% US$ 5,59 Cotton USD 2.857 ███░░░░░░ 42% US$ 5,92 Farm Receivables USD 6.152 ██░░░░░░░░ 21% US$ 5,54 26/ 27 Harvest % traded % traded 26/ 27 Harvest I nputs % locked in MAP (phosphate) 70% KCL (potassium) 71% Nitrogen 78% Defensives 69% Coverage ██████████████░░░ ██████████████░░░ ███████████████░░ █████████████░░░░

'2 Due to strong El Niño climate forecasts for the upcoming cycle, whose effects vary across the regions where the Company operates, the 26/27 crop planting plan was defined more selectively, taking into account the conditions expected for each crop and region. The estimated total area is 165,208 hectares, 1% below the 25/26 crop. In the crop mix, notable changes include a 70% reduction in first-crop cotton area, the exit from safrinha (second-crop) beans, and a 5% reduction in soybean area. On the other hand, first-crop corn area increases by 22%, while safrinha cotton grows by 36%, mostly in irrigated areas, in addition to a 21% expansion of pasture areas. Part of the first- and second-year areas, still under formation and therefore more exposed to adverse weather conditions, were allocated to cover crops and pasture. The Company also expanded its operational planting capacity, seeking to carry out sowing within the ideal window for each crop and reduce exposure to losses associated with any delays in the agricultural calendar. Thus, the planning for the 26/27 crop prioritizes the composition of the agricultural portfolio and a more selective allocation of areas, rather than the expansion of cultivated area. 26/27 HARVEST ESTIMATES Planted Area (ha) 25/ 26 Harvest Realized 26/ 27 Harvest Estimated Chg. (%) Soybean 77.965 74.425 -5% Corn 11.236 13.718 22% Corn - 2nd Crop 14.493 13.892 -4% Beans - 2nd Crop 2.120 - n.a Cotton 2.120 643 -70% Cotton - 2nd Crop 1.448 1.966 36% Ratoon Cane 25.748 27.167 6% Plant Cane 3.935 3.221 -18% Pasture 8.847 10.732 21% Others 19.083 19.444 2% Total 166.995 165.20 8 -1% I ncludes leased land, silage corn, sorghum, cover crop planting, and seed production Production by crop (ton) 25/ 26 Harvest Realized 26/ 27 Harvest Estimated Chg. (%) Soybean 256.187 259.138 1% Corn 72.734 85.319 17% Corn - 2nd Crop 78.857 96.111 22% Beans - 2nd Crop 2.041 - n.a Cotton 8.972 2.368 -74% Cotton - 2nd Crop 7.602 10.010 32% Total 426.393 4 52.94 6 6% Sugarcane Harvest Year Result 2026 Harvest Estimated (Apr/ 01 to Dec/ 31) 2026 Harvest Projected (Apr/ 01 to Dec/ 31) Chg. (%) Tons harvested 2.176.350 2.151.988 -1% Hectares harvested 27.372 27.223 -1% TCH - Harvest tons per hectares 79,51 79,09 -1%

4Q26 | 2026 RESULTS

| Cattle Raising | 25/26 Harvest Realized | 26/27 Harvest Estimated | Chg. (%) |
|---|---|---|---|
| Hectares | 8.847 | 10.732 | 21% |
| Number of heads | 11.470 | 15.554 | 36% |
| Meat production (kg) | 1.461.708 | 2.363.446 | 62% |
| Weight Gain per Day | 0,42 | 0,44 | 3% |
| Weight Gain per hectare | 165 | 220 | 33% |

## 26/27 HARVEST COST ESTIMATES

| 26/27 Harvest (%) Estimated | Soybean | Corn | Corn - 2nd Crop | Cotton | Sugarcane | Cattle Raising |
|---|---|---|---|---|---|---|
| **Variable costs** | **78%** | **82%** | **94%** | **96%** | **69%** | **58%** |
| Seeds | 11% | 13% | 14% | 10% | 0% | 0% |
| Fertilizers | 23% | 29% | 39% | 23% | 15% | 0% |
| Defensives | 16% | 13% | 10% | 20% | 5% | 0% |
| Agricultural services | 25% | 25% | 25% | 27% | 37% | 0% |
| Fuels and Lubricants | 3% | 2% | 3% | 3% | 8% | 0% |
| Maintenance of machines and instruments | 0% | 0% | 0% | 0% | 0% | 10% |
| Animal Feed | 0% | 0% | 0% | 0% | 0% | 43% |
| Others | 1% | 0% | 4% | 13% | 4% | 5% |
| **Fixed costs** | **22%** | **18%** | **6%** | **4%** | **31%** | **42%** |
| Labor | 6% | 5% | 5% | 0% | 3% | 26% |
| Depreciation and amortization | 1% | 1% | 1% | 0% | 13% | 12% |
| IFRS 16 | 13% | 11% | 0% | 0% | 15% | 0% |
| Others | 1% | 2% | 0% | 3% | 0% | 5% |

| Production Cost (R$/ha) | 25/26 Harvest Realized | 26/27 Harvest Estimated | Var. (%) |
|---|---|---|---|
| Soybean (1) | 5.074 | 5.157 | 2% |
| Corn (1) | 4.620 | 5.057 | 9% |
| Corn 2nd Crop | 4.834 | 4.239 | -12% |
| Cotton | 13.464 | 10.734 | -20% |
| Cotton 2nd Crop + Pivot | 15.876 | 14.055 | -11% |
| Sugargane | 10.007 | 11.004 | 10% |

(1) includes area opening amortization

MESSAGE FROM MANAGEMENT

brasilagro 20 anos | www.ri.brasil-agro.com 3

'4 We concluded the 2025/2026 crop year with important progress in our agricultural operations, despite an environment still marked by high interest rates and volatility in commodity prices and foreign exchange rates. Operating Net Revenue reached R$891.7 million, up 2% compared to the previous year, while Adjusted EBITDA from Operations totaled R$97.3 million, an 11% increase, with a one-percentage-point expansion in margin. This performance was primarily supported by the improvement in soybean and corn operations. The combination of productivity gains and lower unit costs increased gross margins for these crops to 20% and 21%, respectively. Grain revenue increased by 27%, accompanied by a 34% increase in commercialized volumes. These advances partially offset the lower contribution from sugarcane and cotton and reflect the results of the operational efficiency and cost discipline initiatives implemented throughout the crop year. Consolidated results, on the other hand, reflected the lower contribution from the real estate segment compared to the previous year and the higher cost of debt in an environment of elevated interest rates. We ended the year with a Net Loss of R$90.0 million and Total Adjusted EBITDA of R$99.3 million. The year-over-year difference should also should also take into account the nature of our business model: the monetization of properties occurs selectively and non-linearly across fiscal years, as we identify opportunities that allow for adequate value capture. In the real estate segment, we maintained our active portfolio management strategy. During the year, we sold a portion of Morotí Farm in Paraguay, a transaction with an estimated IRR of 23.2% in Brazilian reais. At the same time, the market value of our portfolio reached R$3.34 billion at the end of the crop year, 8.2% above the previous year, reflecting the continued development and appreciation of our assets. For the 2026/2027 crop year, considering the climate outlook associated with El Niño and the expected conditions for each crop and region, we adopted an even more selective approach to defining our agricultural plan. We prioritized crops and areas with a more attractive risk-return profile. Rather than expanding planted area, our focus is on optimizing its composition and improving the quality of our agricultural operating results. This year also marks BrasilAgro's 20th anniversary. Our history has been built through different commodity, climate and macroeconomic cycles, always guided by decisions that combine a long-term vision, disciplined capital allocation and the ability to adapt. Over these two decades, more than 320 thousand hectares have been part of our portfolio, more than 150 thousand hectares have been transformed and developed, and more than R$2 billion has been realized through property sales. Behind these decisions and achievements are the people who have helped build BrasilAgro into the company it is today. As we celebrate our 20th anniversary, we recognize the importance of everyone who has been and continues to be part of this journey, and we look ahead with the same long-term vision and commitment to continue turning decisions into value.

'5

4Q26 | 2026 RESULTS

## REAL ESTATE PERFORMANCE

### SALE OF FARM

In March, we completed the sale of 921 hectares of Morotí Farm, located in Paraguay, of which 501.5 hectares are arable land. The total nominal value of the transaction was US$ 1.5 million, equivalent to approximately US$ 3,062 per arable hectare. Of the total transaction amount, US$ 590 thousand was recognized in the quarter's financial statements. The additional installment, amounting to US$ 903 thousand, is subject to the fulfillment of conditions precedent and will be recognized once the applicable criteria are met.

The sold area had originally been acquired for US$ 1,756 per arable hectare, resulting in a gain of approximately US$ 1,306 per arable hectare. The book value of the area, considering the acquisition cost plus fair value adjustments and net of depreciation, was approximately US$ 880 thousand. Based on the agreed terms, the transaction presents an estimated Internal Rate of Return (IRR) of 14.2% in U.S. dollars and 23.2% in Brazilian reais.

The property was acquired in December 2013 and originally comprised 59,585 hectares of total area, of which 34,053 hectares were arable. Following the sales already completed, totaling 1,785 hectares, the Company retains 57,800 hectares of the property in its portfolio.

This transaction is consistent with the Company's active portfolio management strategy, which involves the selective sale of assets following real estate appreciation and the generation of operational returns.

### FARM SALES IN THE PAST FIVE YEARS

Average farm sales over the past five crop years:
**+R$369 million**


56.5
40.0
130.1
589.0
31.3
19.9
42.2
4.4
7.8
52.4
17.8
62.4
13.6
1.9
8.5
409.3
59.0
14.5
15.1
121.
16.0
364.5
34.0
15.0
141.4
34.7
9.3
23.2
4.7
8.0
RM Farm (sep/21)
AT Farm (oct/21)
PY Farm (nov/22)
RM Farm (nov/22)
AR Farm (apr/23)
AR Farm (apr/23)
JT Farm (jun/23)
CH Farm (mar/24)
PR Farm (Jul/25)
Moroti Farm (may/26)
Aquisition + Capex (R$ MM)
Sale Value (R$ MM)
IRR (R$ %)

www.ri.brasil-agro.com

'6

4Q26 | 2026 RESULTS

## PROPERTY PORTFOLIO

The Company's property portfolio comprises 257,141 hectares across six Brazilian states, as well as Paraguay and Bolivia.

The current mix of production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow.

| | Brazil | Bolivia | Paraguay | Total | % total |
|---|---|---|---|---|---|
| Owned Arable Area | 80.594 | 9.031 | 32.210 | 121.835 | 63% |
| Leased Arable Area | 69.020 | 1.065 | - | 70.085 | 37% |
| **Total Arable Area** | **149.614** | **10.096** | **32.210** | **191.920** | - |
| Reserve + Owned Areas* | 38.057 | 851 | 26.313 | 65.220 | - |
| **Total** | | | | **257.141** | - |

Only the legal reserves and APP (permanent preservation area) of the company's own areas are under its management.

The chart below shows the evolution of the owned portfolio development level of the in-house areas since the beginning of operations.


6%
94%
11%
42%
47%
27%
31%
42%
47%
25%
28%
49%
26%
25%
55%
21%
24%
06/07
11/12
16/17
21/22
24/25
25/26
undeveloped
under development
developed

brasilagro 20 anos
www.ri.brasil-agro.com
'7

4Q26 | 2026 RESULTS

## MARKET VALUE OF THE **PORTFOLIO**

As of June 30, 2026, the portfolio's market value, based on internal valuation, was R$3.34 billion, up 8.2% from the prior crop year.

Of the R$ 252.2 million increase, R$ 143.2 million corresponds to the appreciation of the same land parcels across both fiscal years, an increase of 4.7%, and R$ 109.0 million to the repossession of 4,092 hectares of Fazenda Rio do Meio, due to the rescission of the sale contract entered into in 2022. Measured in soybean bushels, a metric used to reduce the effects of commodity price and exchange rate fluctuations, the same-area portfolio increased by 5.8%.

The appreciation of the same land parcels was driven mainly by land maturation and by the incorporation of irrigated areas in Bahia: the Arrojadinho and Jatobá farms together accounted for two-thirds of the increase. The internal valuation used an average soybean price of R$ 105.11 per bushel, versus R$ 106.42 in the previous crop year.

Deloitte Touche Tohmatsu, the independent firm retained to conduct the market appraisal of our land assets, valued the Company's 2024/25 crop portfolio at R$3.5 billion, corresponding to an average of R$29,596 per arable hectare and a 13.5% CAGR over the last five years.

### PORTFOLIO VALUATION


R$ million
+143,0
3,09 bi
+39.2
+94,4
+9.7
109.0
3,34 bi
2024/25 Valuation
Land appreciation
Land maturation
Price effect (soybean and FX)
Land repossession (Rio do Meio contract rescission)
25/26 Total Portfolio

### HISTORICAL PORTFOLIO VALUATION EVOLUTION


22,948.4
25,465.4
25,465.4
29,596.0
29,596.0
22,070.7
21,992.8
22,113.1
25,923.4
27,404.3
3.3
3.1
3.6
2.9
3.1
3.5
3.3
21/22
22/23
23/24
24/25
25/26
Internal (R$ bi)
Deloitte (R$ bi)
R$/ha (internal)
R$/ha (Deloitte)

brasilagro 20 anos
www.ri.brasil-agro.com
'8

'9 NET ASSET VALUE (NAV) The market value of the properties considered in the calculation of the net asset value is as of June 30, 2026, net of taxes. The market value of the properties, net of taxes, was calculated based on internal assessment. Book NAV BrasilAgro's Equity 2.0 25.30 9 2.025.309 Properties appraisal 3.114.117 (-) Balance Sheet - Land Value (I nvestment Properties) (1.337.422) NAV - Net Asset Value 2.0 25.30 9 3.802.004 Number of Shares Outstanding 102.683 102.683 NAV per share 19,72 37,03 Number of shares (ex-treasury) 99.615 99.615 NAV per share (ex- treasury) 20 ,33 38,17 June 30 , 20 26 (R$ thousand)

'10 OPERATIONAL PERFORMANCE 25/26 The table below shows the cultivated area for the 2025/26 crop year by region. The production area in the 25/26 crop totaled 166,995 hectares, a 3% reduction compared to the initial estimate. Throughout the cycle, the planting plan was adjusted in response to the decline in commodity prices and the constraints of the safrinha (second-crop) agricultural window, which reduced the attractiveness of certain crops. Against this backdrop, the Company reduced the areas allocated to cotton and beans and expanded corn cultivation, directing production toward the crops and areas with better profitability prospects and seeking greater efficiency in resource allocation. Crop BA SP MA MT PI Brasil Bolivia Paraguay Total Ratoon Cane - 4.209 15.104 4.877 - 24.190 1.558 - 25.74 8 Plant Cane - 1.035 2.868 - - 3.903 31 - 3.935 Soybean 18.109 537 5.752 31.903 11.233 67.534 4.297 6.134 77.965 Corn 368 - 774 1.496 4.816 7.454 - 3.782 11.236 Corn 2nd Crop 320 - 611 13.562 - 14.493 - - 14.493 Bean 2nd Crop - - - 2.120 - 2.120 - - 2.120 Cotton 1.540 - - - - 1.540 - 580 2.120 Cotton 2nd Crop 1.448 - - - - 1.448 - - 1.448 Others 14.907 - - - - 14.907 181 3.994 19.0 83 Agricultural Total 36.692 5.781 25.10 9 53.958 16.0 49 137.589 6.0 68 14.490 158.148 Pasture 2.683 - - 1.260 - 3.943 - 4.904 8.847 Total 39.375 5.781 25.10 9 55.218 16.0 49 141.532 6.0 68 19.394 166.995 47% 15% 1% 18% 5% 2% 12% Production Area by Crop Soybeans Corn and Corn 2nd Crop Bean 2nd Crop Sugarcane Pasture Cotton Other 166.995 hectares 43% 9% 48% Production Area by property Owned Area operated by BrasilAgro Leased to third parties Leased Area operated by BrasilAgro 166.995 hectares

4Q26 | 2026 RESULTS

### Grains and Cotton

| Production per product (tons) | 24/25 Harvest Realized (A) | 25/26 Harvest Estimated (B) | 25/26 Harvest Realized (C) | Chg. (%) C/A | Chg. (%) C/B |
|---|---|---|---|---|---|
| Soybean | 214.742 | 252.022 | 256.187 | 19% | 2% |
| Corn | 45.431 | 64.872 | 72.734 | 60% | 12% |
| Corn - 2nd Crop | 71.487 | 99.230 | 78.857 | 10% | -21% |
| Beans | 676 | 954 | - | n.a | n.a |
| Beans - 2nd Crop | 4.288 | 7.274 | 2.041 | -52% | -72% |
| Cotton | 17.248 | 8.427 | 8.972 | -48% | 6% |
| Cotton - 2nd Crop | 12.187 | 9.808 | 7.602 | -38% | -22% |
| **Total** | **366.059** | **442.587** | **426.393** | 16% | -4% |

The production of grains and cotton totaled 426.400 thousand tons in the 25/26 crop, 4% below the initial estimate, reflecting the reduction in planted area, adverse weather events throughout the cycle, and operational challenges in crop development.

Compared to the previous crop, however, production grew 16%, or 60.3 thousand tons, even with a 3% smaller harvested area.

### Soybeans

| Soybean Productivity by level of development (Kg/ha) | 24/25 | 25/26 | Chg. (%) |
|---|---|---|---|
| New Area - 1st and 2nd year | 2.629 | 3.984 | 52% |
| Under Development Area - 3rd and 4th year | 2.388 | 2.610 | 9% |
| Developed Area - Above 4th year | 3.459 | 3.468 | n.a |

| Soy Productivity (Kg/ha) | 23/24 Harvest Realized (A) | 24/25 Harvest Estimated (B) | 25/26 Harvest Realized (C) | Chg. (%) C/A | Chg. (%) C/B |
|---|---|---|---|---|---|
| Brazil | 3.274 | 3.362 | 3.345 | 2% | -1% |
| Paraguay | 1.351 | 2.500 | 2.373 | n.a | -5% |
| Bolivia | 1.518 | 2.142 | 1.879 | 24% | -12% |

In Brazil, average soybean productivity reached 3,345 kg/ha, or 55.7 bags per hectare, 2% above the previous crop. This result was driven by the above-expectations performance of the first- and second-year areas in Mato Grosso, which, even while still in the early stages of development, achieved average productivity of 72.4 bags per hectare, contributing significantly to the average recorded nationwide.

### Corn

| Corn Productivity (Kg/ha) | 24/25 Harvest Realized (A) | 25/26 Harvest Estimated (B) | 25/26 Harvest Realized (C) | Chg. (%) C/A | Chg. (%) C/B |
|---|---|---|---|---|---|
| Crop - Brazil | 8.252 | 7.272 | 7.766 | -6% | 7% |
| 2nd Crop - Brazil | 5.673 | 6.086 | 5.873 | 4% | -4% |
| Crop - Paraguay | 3.377 | 3.671 | 3.936 | 17% | 7% |

Total corn production, including the second-crop corn harvest, reached 151,600 metric tons, up 30.0% from the prior crop year, with the corn area increasing from 19,300 hectares to 25,700 hectares. The decision to expand corn acreage was driven by the favorable price trend at the time of planting.

In Brazil, first-crop corn yield reached 7,766 kg/ha, 7% higher than the previous crop year, while second-crop corn reached 5,873 kg/ha, 4% higher than the previous cycle. Despite adverse weather conditions during the planting period, the areas actually

brasilagro 20 anos | www.ri.brasil-agro.com '11

4Q26 | 2026 RESULTS

planted showed strong development throughout the cycle, resulting in yields above those recorded in the prior crop year.

### Beans

| Beans Productivity (Kg/ha) | 24/25 Harvest Realized (A) | 24/25 Harvest Estimated (B) | 24/25 Harvest Realized (C) | Chg. (%) C/A | Chg. (%) C/B |
|---|---|---|---|---|---|
| 2nd Crop - Brazil | 1.090 | 1.149 | 978 | -10% | -15% |

The Company chose to concentrate bean cultivation in the second-crop season, reducing planted area from 7,200 hectares to 2,100 hectares and discontinuing planting in the main crop season. Yield reached 978 kg/ha, 10% below the prior crop year, reflecting less favorable growing conditions in the second-crop season.

### Cotton

| Feather Cotton Productivity (Kg/ha) | 24/25 Harvest Realized (A) | 25/26 Harvest Estimated (B) | 25/26 Harvest Realized (C) | Chg. (%) C/A | Chg. (%) C/B |
|---|---|---|---|---|---|
| Crop - Brazil | 1.380 | 1.905 | 2.179 | 58% | 14% |
| 2nd Crop - Brazil | 1.542 | 2.133 | 2.153 | 40% | 1% |
| Crop - Paraguay | 363 | 768 | 432 | 19% | -44% |

| Seed Cotton Productivity (Kg/ha) | 24/25 Harvest Realized (A) | 25/26 Harvest Estimated (B) | 25/26 Harvest Realized (C) | Chg. (%) C/A | Chg. (%) C/B |
|---|---|---|---|---|---|
| Crop - Brazil | 1.751 | 2.417 | 2.764 | 58% | 14% |
| 2nd Crop - Brazil | 1.955 | 2.705 | 2.730 | 40% | 1% |
| Crop - Paraguay | 578 | 1.224 | 689 | 19% | -44% |

Between crop years, cotton acreage was reduced from 9,700 hectares to 3,600 hectares, a strategy driven by the crop's per-hectare cost and the current lint prices. At the same time, we concentrated cotton planting in irrigated land and areas with higher yield potential for dryland cotton. In Brazil, yield increased by 58% in the crop year and 40% for second-crop cotton.

In Paraguay, the result was 44% below the estimate, both for cotton lint and cottonseed, reflecting the region's adverse weather conditions throughout the cycle.

### Beans

| Beans Productivity (Kg/ha) | 24/25 Harvest Realized (A) | 24/25 Harvest Estimated (B) | 24/25 Harvest Realized (C) | Chg. (%) C/A | Chg. (%) C/B |
|---|---|---|---|---|---|
| 2nd Crop - Brazil | 1.090 | 1.149 | 978 | -10% | -15% |

The Company chose to concentrate bean cultivation in the second-crop season, reducing planted area from 7,200 hectares to 2,100 hectares and discontinuing planting in the main crop season. Yield reached 978 kg/ha, 10% below the prior crop year, reflecting less favorable growing conditions in the second-crop season.

### Sugarcane

brasilagro 20 anos | www.ri.brasil-agro.com '12

4Q26 | 2026 RESULTS

| Sugarcane Harvest Year Result | 2025 Harvest Realized (Apr/01 to Dec/31) | 2026 Harvest Projected (Apr/01 to Dec/31) | 2026 Harvest Realized (Apr/01 to Jun/30) | Chg. (%) C/A | Chg. (%) C/B |
|---|---|---|---|---|---|
| Tons harvested | 1.741.625 | 2.151.988 | 273.656 | -84% | -87% |
| Hectares harvested | 25.782 | 27.223 | 3.558 | -86% | -87% |
| TCH - Harvest tons per hectares | 67,55 | 79,09 | 76,91 | 14% | -3% |

In April, we began to harvest the new sugarcane crop. As of June 30, 2026, 273,700 metric tons had been harvested, with 76.91 metric tons of cane per hectare (TCH), compared with 585,400 metric tons and 75.06 TCH in the same period of the prior year.

The lower harvested volume in the period reflects a slower milling pace at the mills amid lower sugar and ethanol prices. As a result, approximately 280,000 metric tons that had been scheduled for harvest in the quarter were pushed into the following quarters.

## Cattle Raising

| Cattle Raising | 24/25 Harvest Realized (A) | 25/26 Harvest Estimated (B) | 25/26 Harvest Realized (C) | Chg. (%) C/A | Chg. (%) C/B |
|---|---|---|---|---|---|
| Hectares | 16.115 | 8.649 | 8.847 | -45% | 2% |
| Number of heads | 18.152 | 11.567 | 11.470 | -37% | -1% |
| Meat production (kg) | 2.236.307 | 1.909.570 | 1.461.708 | -35% | -23% |
| Weight Gain per Day | 0,49 | 0,47 | 0,42 | -13% | -10% |
| Weight Gain per hectare | 139 | 221 | 165 | 19% | -25% |

We have an inventory of 11,400 head of cattle distributed over 8,847 hectares of active pasture in Brazil and Paraguay.

In Paraguay, the Company reduced its projected feedlot operations in light of higher replacement cattle prices, driven by tighter cattle availability and the depreciation of the U.S. dollar against the Paraguayan guarani.

In Brazil, Arrojadinho farm shifted its strategy from backgrounding and finishing to breeding, following the sale of Preferência farm, redirecting production toward calves in a market environment expected to favor higher replacement cattle prices.

brasilagro 20 anos | www.ri.brasil-agro.com '13

'14 FINANCIAL PERFORMANCE The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board. Seasonality The agribusiness sector witnesses seasonality throughout the crop year, especially due to the cycles of each crop and the development of crops that depend on specific weather conditions. Consequently, the Company's operating revenues are also seasonal as they are directly related to crop cycles. In addition, the commercial strategy adopted for each crop year also has seasonal effects and directly impacts the Company's results. In the first and second quarters (July through December), net revenue from grains and cotton is usually lower. On the other hand, sugarcane generates net revenue more evenly during the crop year. PLANTING AND HARVESTING SCHEDULE

'15 EBITDA and Adjusted EBITDA EBITDA is presented according to accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization. Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas and depreciation of the permanent crop. EBITDA and Adjusted EBITDA from operations (excluding farm sales) The Company is now explicitly presenting Adjusted EBITDA excluding the result from farm sales, as we understand this to be the measure that best reflects the performance of the agricultural operation and allows for comparison between fiscal years with different real estate cycles. EBI TDA (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Net I ncome/ Loss (13.943) 61.281 n.a (90 .0 0 9) 138.0 19 n.a I nterest 38.392 (12.906) n.a 94.378 80.396 17% Taxes (13.365) (1.235) n.a (57.293) (13.371) n.a Depreciations and amortizations 20.466 8.240 n.a 79.540 74.953 6% EBI TDA 31.550 55.379 - 43% 26.616 279.996 - 90 % Adjusted EBI TDA (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Net I ncome/ Loss (13.943) 61.281 n.a (90 .0 0 9) 138.0 19 n.a I nterest 38.392 (12.906) n.a 94.378 80.396 17% Taxes (13.365) (1.235) n.a (57.293) (13.371) n.a Depreciations and Amortizations 20.466 8.240 n.a 79.540 74.953 6% Equity pick-up 7 1.424 n.a 7 1.424 n.a Elimination of biological gains (33.578) (22.108) 52% (31.006) (114.602) -73% Accomplish Fair Value - Biological Asset 40.899 41.223 -1% 76.400 112.815 -32% Derivatives Results 17.677 (3.876) n.a 27.318 (12.312) n.a Adjusted EBI TDA 56.556 72.0 42 - 21% 99.335 267.321 - 63% EBI TDA (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Net I ncom e/ Loss (13.943) (10 .871) 28% (92.0 87) (42.0 66) n.a I nterest 38.392 (12.906) n.a 94.378 80.396 17% Taxes (13.365) (1.235) n.a (57.293) (13.371) n.a Depreciations and amortizations 20.466 8.240 n.a 79.540 74.953 6% EBI TDA 31.550 (16.773) n.a 24 .538 99.911 - 75% Adjusted EBI TDA (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Net I ncom e/ Loss (13.943) (10 .871) 28% (92.0 87) (42.0 66) n.a I nterest 38.392 (12.906) n.a 94.378 80.396 17% Taxes (13.365) (1.235) n.a (57.293) (13.371) n.a Depreciations and Amortizations 20.466 8.240 n.a 79.540 74.953 6% Equity pick-up 7 1.424 n.a 7 1.424 n.a Elimination of biological gains (33.578) (22.108) 52% (31.006) (114.602) -73% Accomplish Fair Value - Biological Asset 40.899 41.223 -1% 76.400 112.815 -32% Derivatives Results 17.677 (3.876) n.a 27.318 (12.312) n.a Adjusted EBI TDA 56.556 (111) n.a 97.257 87.235 11%

'16 In 4Q26, Adjusted EBITDA from operations was R$56.6 million, compared to a negative result of R$0.1 million in 4Q25, mainly reflecting the higher volume of soybeans sold, resulting from inventory carryover throughout the year, and the positive result from derivatives operations. In 2026, Adjusted EBITDA from operations reached R$97.3 million, an 11% increase compared to 2025. This growth mainly reflects the improved derivatives result, which went from a loss of R$12.3 million to a gain of R$27.3 million, in addition to the better performance of soybeans and corn, partially offset by the lower contribution from sugarcane and cotton. Also considering the result from property sales, Total Adjusted EBITDA was R$99.3 million, compared to R$267.3 million in 2025, a period that had a greater contribution from the real estate segment. Statement of Income NET SALES REVENUE FARM SALE In 2026, gains from farm sales totaled R$2.1 million, including R$0.7 million related to Rio do Meio II farm, driven by final adjustments to the measurement of the area sold, and R$1.4 million related to the sale of Moroti farm, in Paraguay. In 2025, the result was R$180.1 million, mainly reflecting the completion of the second phase of the sale of Alto Taquari farm and the sale of Preferência farm. SALE OF AGRICULTURAL PRODUCTS 267.3 99.4 +4.1 +39.6 -178.0 -16.7 -13.0 -3.9 2025 Adjusted EBITDA Farm Sale Gross result from crops Depreciation in cost Selling expenses Admin. and other exp. Derivatives result2026 Adj. EBITDA Adjusted EBITDA (R$ million) Adjusted EBITDA Increase Decrease Net Revenue (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Total 255.873 340 .733 - 25% 895.716 1.118.742 - 20 % Sale of Farm - 111.998 n.a 4.064 241.299 -98% Sale of Agricultural Products 255.873 228.735 12% 891.652 877.443 2% Farm Sales (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Nominal Value of Sale - 151.105 n.a 4.417 343.113 -99% Present Value Adjustment - (39.107) n.a (353) (101.814) n.a Revenue from Farms Sale - 111.998 n.a 4.0 64 241.299 -98% Sales Taxes - (3.804) n.a (84) (8.304) -99% Selling Costs - (36.041) n.a (1.902) (52.909) -96% Farm Sale Gain - 72.153 n.a 2.0 78 180 .0 86 -99%

4Q26 | 2026 RESULTS

| Net Revenue (R$ thousand) | 4Q26 | 4Q25 | Chg. (%) | 2026 | 2025 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Total** | **255.873** | **228.735** | **12%** | **891.652** | **877.443** | **2%** |
| Soybean | 167.381 | 95.354 | 76% | 444.803 | 364.567 | 22% |
| Corn | 29.778 | 29.511 | 1% | 91.654 | 60.372 | 52% |
| Beans | 4.095 | 1.730 | n.a | 12.643 | 7.040 | 80% |
| Feather Cotton | 12.718 | 10.074 | 26% | 82.172 | 79.536 | 3% |
| Seed Cotton | 1.101 | 864 | 27% | 12.353 | 8.354 | 48% |
| Sugarcane | 33.333 | 82.766 | -60% | 197.462 | 322.189 | -39% |
| Cattle Raising | 1.495 | 7.036 | -79% | 39.464 | 25.470 | 55% |
| Leasing | 5.519 | 2.338 | n.a | 10.079 | 9.325 | 8% |
| Others | 454 | (937) | n.a | 1.022 | 591 | 73% |

| Quantity sold (tons) | 4Q26 | 4Q25 | Chg. (%) | 2026 | 2025 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Total** | **355.501** | **592.583** | **-40%** | **1.585.733** | **2.138.470** | **-26%** |
| Soybean | 96.427 | 53.515 | 80% | 243.000 | 193.146 | 26% |
| Corn | 36.901 | 35.038 | 5% | 117.852 | 77.811 | 51% |
| Beans | 1.648 | 999 | 65% | 5.178 | 3.100 | 67% |
| Feather Cotton | 1.805 | 1.260 | 43% | 11.397 | 8.546 | 33% |
| Seed Cotton | 1.183 | 785 | 51% | 13.073 | 10.721 | 22% |
| Sugarcane | 217.404 | 499.915 | -57% | 1.188.870 | 1.840.588 | -35% |
| Cattle Raising | 115 | 790 | -85% | 3.801 | 2.858 | 33% |
| Others | 17 | 279 | -94% | 2.562 | 1.699 | 51% |

In 4Q26, net operating revenue grew by 12% to R$255.9 million, driven mainly by soybeans, which saw a 76% increase in revenue, with 96,400 metric tons invoiced in the quarter. The increase reflected the concentration of sales in the fourth quarter, following the inventory build-up strategy adopted throughout the fiscal year. Lower sugarcane revenue, however, partially offset the quarter's growth.

In 2026, net operating revenue reached R$891.7 million, a 2% increase compared to 2025, driven mainly by higher revenues from soybeans and corn, which grew by 22% and 52%, respectively. Sugarcane revenue, on the other hand, declined 39%, reflecting the lower volume sold during the period.

Net operating revenue from grains and cotton grew 24%, rising from R$519.9 million in 2025 to R$643.6 million in 2026, supported by higher traded volumes across the main crops, particularly soybeans and corn. On the same comparison basis, sales volume increased 33%, from 293,300 metric tons to 390,500 metric tons.

VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS

| Changes in the fair value of biological assets (R$ thousand) | 4Q26 | 4Q25 | Chg. (%) | 2026 | 2025 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Total** | **35.177** | **28.013** | **26%** | **32.080** | **122.671** | **-74%** |
| Soybean | 37.270 | (2.035) | n.a | 65.283 | 51.786 | 26% |
| Corn | 6.399 | 8.589 | -25% | 7.793 | 20.013 | -61% |
| Cotton | (3.808) | (1.107) | n.a | (15.446) | (5.421) | n.a |
| Sugarcane | (3.661) | 16.983 | n.a | (23.062) | 41.812 | n.a |
| Cattle Raising | 1.252 | 7.265 | -83% | 834 | 17.728 | -95% |
| Others | (2.275) | (1.683) | 35% | (3.321) | (3.246) | 2% |

The variation in fair value of biological assets is determined by the difference between the harvested volume at market value (net of commercial expenses and taxes) and the production costs incurred (including direct and indirect costs, leasing, and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm.

## IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET)

brasilagro 20 anos | www.ri.brasil-agro.com ‘17

'18 A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less the estimated selling expenses. COST OF GOODS SOLD (COGS) In 4Q26, total cost of goods sold was R$231.1 million, down 3% from 4Q25. The decline was driven primarily by a lower contribution from sugarcane costs, which fell 68% over the period, partially offsetting the increase in soybean and cotton lint costs. In 2026, total cost of goods sold was R$828.4 million, down 1% from 2025, reflecting higher volumes sold across most crops, offset by lower sugarcane costs, due to a 35% decline in sales volume during the period. GROSS INCOME BY CROP Reversal of provision for agricultural products after harvest (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Total (1.598) (5.90 4) - 73% (1.0 74) (8.0 69) - 87% Soybean (74) (418) -82% (1.092) (850) 28% Corn (1.511) (5.123) -71% 32 (4.881) n.a Cotton - (320) n.a - (2.174) n.a Others (13) (44) -70% (13) (164) -92% (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Cost of Goods Sold (190 .152) (197.796) - 4% (752.0 22) (721.0 95) 4% Soybean (130.891) (79.854) 64% (355.698) (303.562) 17% Corn (21.235) (22.061) -4% (72.520) (59.695) 21% Bean (3.530) (2.028) 74% (13.042) (6.955) 88% Feather Cotton (16.455) (7.982) n.a (101.356) (63.773) 59% Seed Cotton (729) (1.253) -42% (11.548) (15.329) -25% Sugarcane (30.110) (72.939) -59% (161.436) (226.728) -29% Cattle Raising (1.557) (7.269) -79% (38.968) (23.805) 64% Leasing (163) (574) -72% (1.764) (2.151) -18% Others 14.518 (3.836) n.a 4.310 (19.097) n.a (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Total Cost of Goods Sold (231.0 52) (239.0 18) - 3% (828.422) (833.910) - 1% Soybean (167.596) (91.258) 84% (438.303) (346.082) 27% Corn (28.651) (35.181) -19% (84.154) (69.098) 22% Bean (3.530) (2.028) 74% (13.042) (6.955) 88% Feather Cotton (14.435) (7.680) 88% (85.995) (71.528) 20% Seed Cotton (575) (996) -42% (11.725) (11.017) 6% Sugarcane (29.358) (90.476) -68% (159.512) (284.684) -44% Cattle Raising (1.557) (7.269) -79% (38.967) (23.805) 64% Leasing (163) (574) -72% (1.764) (2.151) -18% Others 14.814 (3.557) n.a 5.040 (18.591) n.a

'19 In 4Q26, soybean gross margin increased to 22%, compared with 16% in 4Q25. The expansion was driven primarily by a 9% reduction in unit cost, which more than offset the 3% decline in average price. In addition, an 80% increase in invoiced volume contributed to the growth in gross income for the quarter. In 2026, soybean gross margin increased to 20%, compared with 17% in 2025. The improvement primarily reflects a 7% reduction in unit cost, supported by the purchase of inputs in U.S. dollars at a lower exchange rate, which more than offset the 3% decline in average price. In 4Q26, corn gross margin increased to 29%, compared with 25% in 4Q25. The improvement reflects mainly a 9% reduction in unit cost, while the average price remained essentially stable. The 5% increase in billed volume also contributed to the growth in gross income for the quarter. In 2026, corn gross margin increased to 21%, compared with 1% in 2025. The improvement primarily reflects a 20% reduction in unit cost, supported by higher crop yield, while the average price remained stable. In 4Q26, beans posted a gross margin of 14%, as against a negative margin of 17% in 4Q25. The improvement was driven primarily by an 44% increase in average price, which more than offset the 6% rise in unit cost. Soybeans 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Quantity sold (tons) 96.427 53.515 80% 243.000 193.146 26% Net Revenue 167.381 95.354 76% 444.803 364.567 22% Unit Price (R$/ ton) 1.736 1.782 -3% 1.830 1.888 -3% Total Cost (130.891) (79.854) 64% (355.698) (303.562) 17% Cost (R$/ ton) (1.357) (1.492) -9% (1.464) (1.572) -7% Gross Unit Result (R$/ ton) 378 290 31% 367 316 16% % Gross Result 22% 16% 6 p.p 20% 17% 3 p.p Total 36.490 15.50 1 n.a 89.10 5 61.0 0 5 46% Derivatives Result 13.537 803 n.a 20.838 4.126 n.a Total Gross Result with derivatives 50 .0 27 16.30 3 n.a 10 9.943 65.131 69% Corn 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Quantity sold (tons) 36.901 35.038 5% 117.852 77.811 51% Net Revenue 29.778 29.511 1% 91.654 60.372 52% Unit Price (R$/ ton) 807 842 -4% 778 776 n.a Total Cost (21.235) (22.061) -4% (72.520) (59.695) 21% Cost (R$/ ton) (575) (630) -9% (615) (767) -20% Gross Unit Result (R$/ ton) 231 213 9% 162 9 n.a % Gross Result 29% 25% 4 p.p 21% 1% 20 p.p Total 8.543 7.450 15% 19.134 676 n.a Derivatives Result 959 - n.a 6.149 (267) n.a Total Gross Result with derivatives 9.50 2 7.450 28% 25.282 410 n.a Beans 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Quantity sold (tons) 1.648 999 65% 5.178 3.100 67% Net Revenue 4.095 1.730 n.a 12.643 7.040 80% Unit Price (R$/ ton) 2.485 1.731 44% 2.442 2.271 8% Total Cost (3.530) (2.028) 74% (13.042) (6.955) 88% Cost (R$/ ton) (2.142) (2.030) 6% (2.519) (2.243) 12% Gross Unit Result (R$/ ton) 343 (298) n.a (77) 27 n.a % Gross Result 14% -17% 31 p.p -3% 1% -4 p.p Total 565 (298) n.a (399) 85 n.a Derivatives Result - - n.a - - n.a Total Gross Result with derivatives 565 (298) n.a (399) 85 n.a

'20 In 2026, the gross margin for beans was -3%, versus 1% in 2025. The decline was driven primarily by a 12% increase in unit costs, partially offset by an 8% rise in average price. In 4Q26, sugarcane gross margin was 10%, down 2 percentage points (p.p.) from 4Q25. The result was impacted by a 57% reduction in the invoiced volume, due to the slower milling pace at the mills, which led to the postponement of 280,000 metric tons to the next quarter, and by a 8% decrease in the average price, partially offset by a 5% reduction in unit cost. In 2026, sugarcane gross margin was 18%, down 12 p.p. from 2025. The result was primarily affected by a 35% decline in billed volume, a 10% increase in unit costs, and a 5% decrease in average price. The 2025 sugarcane harvest came in below expectations, mainly due to the aging of the cane fields, water stress, frost in Brotas (São Paulo), pest pressure in Mato Grosso, and a fire at São José farm. In the quarter, in addition to the impacts on productivity, the reduction in the milling pace at the mills, due to lower sugar and ethanol prices, led to the postponement of 280,000 metric tons to the upcoming quarters. In 4Q26, cotton lint posted a negative gross margin of 29%, compared with a positive 21% in 4Q25, reflecting a 12% decline in average price and a 44% increase in unit cost. In 2026, gross margin for cotton lint was a negative 23%, versus a positive 20% in 2025, reflecting a 23% decline in average price and a 19% increase in unit cost. Sugarcane 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Quantity sold (tons) 217.404 499.915 -57% 1.188.870 1.840.588 -35% Net Revenue 33.333 82.766 -60% 197.462 322.189 -39% Unit Price (R$/ ton) 153 166 -8% 166 175 -5% Total Cost (30.110) (72.939) -59% (161.436) (226.728) -29% Cost (R$/ ton) (138) (146) -5% (136) (123) 10% Gross Unit Result (R$/ ton) 15 20 -25% 30 52 -42% % Gross Result 10% 12% -2 p.p 18% 30% -12 p.p Total 3.223 9.827 - 67% 36.0 26 95.461 - 62% Derivatives Result 3.487 (1.395) n.a (8.015) (9.716) -18% Total Gross Result with derivatives 6.70 9 8.432 - 20% 28.0 11 85.746 - 67% Feather Cotton 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Quantity sold (tons) 1.805 1.260 43% 11.397 8.546 33% Net Revenue 12.718 10.074 26% 82.172 79.536 3% Unit Price (R$/ ton) 7.045 7.998 -12% 7.210 9.307 -23% Total Cost (16.455) (7.982) n.a (101.356) (63.773) 59% Cost (R$/ ton) (9.116) (6.337) 44% (8.894) (7.462) 19% Gross Unit Result (R$/ ton) (2.070) 1.661 n.a (1.683) 1.844 n.a % Gross Result -29% 21% -50 p.p -23% 20% -43 p.p Total (3.737) 2.0 92 n.a (19.184) 15.763 n.a Derivatives Result - (3.573) n.a 9.904 (5.282) n.a Total Gross Result with derivatives (3.737) (1.481) n.a (9.280) 10 .481 n.a Seed Cotton 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Quantity sold (tons) 1.183 785 51% 13.073 10.721 22% Net Revenue 1.101 864 27% 12.353 8.354 48% Unit Price (R$/ ton) 931 1.100 -15% 945 779 21% Total Cost (729) (1.253) -42% (11.548) (15.329) -25% Cost (R$/ ton) (616) (1.596) -61% (883) (1.430) -38% Gross Unit Result (R$/ ton) 314 (496) n.a 62 (651) n.a % Gross Result 34% -45% 79 p.p 7% -83% 90 p.p Total 372 (389) n.a 80 5 (6.975) n.a Derivatives Result - - n.a - - n.a Total Gross Result with derivatives 372 (389) n.a 80 5 (6.975) n.a

4Q26 | 2026 RESULTS

In 4Q26, gross margin for cottonseed was 34%, versus a negative margin of 45% in 4Q25, mainly reflecting lower unit costs.

In 2026, gross margin for cotton was 7%, compared with a negative 83% in 2025, reflecting a 21% increase in average price and a 38% reduction in unit cost.

| Cattle Raising | 4Q26 | 4Q25 | Chg. (%) | 2026 | 2025 | Chg. (%) |
|---|---|---|---|---|---|---|
| Quantity sold (tons) | 115 | 790 | -85% | 3.801 | 2.858 | 33% |
| Net Revenue | 1.495 | 7.036 | -79% | 39.464 | 25.470 | 55% |
| Unit Price (R$/ton) | 12.953 | 8.902 | 45% | 10.382 | 8.910 | 17% |
| Total Cost | (1.557) | (7.269) | -79% | (38.968) | (23.805) | 64% |
| Cost (R$/ton) | (13.493) | (9.197) | 47% | (10.251) | (8.328) | 23% |
| Gross Unit Result (R$/ton) | (541) | (295) | 83% | 131 | 582 | -78% |
| % Gross Result | -4% | -3% | -1 p.p | 1% | 7% | -6 p.p |
| **Total** | **(62)** | **(233)** | **-73%** | **496** | **1.665** | **-70%** |
| Derivatives Result | - | 290 | n.a | 24 | (1.166) | n.a |
| **Total Gross Result with derivatives** | **(62)** | **57** | **n.a** | **520** | **499** | **4%** |

In 4Q26, cattle raising posted a negative gross margin of 4%, as against a negative 3% margin in 4Q25. The result reflects lower invoiced volume in the quarter and higher unit costs, partially offset by an increase in average price.

In 2026, cattle raising posted a gross margin of 1%, versus 7% in 2025, mainly reflecting a 23% increase in unit costs, which outpaced the 17% increase in average price.

| Total Gross Income | 4Q26 | 4Q25 | Chg. (%) | 2026 | 2025 | Chg. (%) |
|---|---|---|---|---|---|---|
| Soybeans | 36.490 | 15.501 | n.a | 89.105 | 61.005 | 46% |
| Corn | 8.543 | 7.450 | 15% | 19.134 | 676 | n.a |
| Beans | 565 | (298) | n.a | (399) | 85 | n.a |
| Sugarcane | 3.223 | 9.827 | -67% | 36.026 | 95.462 | -62% |
| Feather Cotton | (3.737) | 2.092 | n.a | (19.184) | 15.763 | n.a |
| Seed Cotton | 372 | (389) | n.a | 805 | (6.975) | n.a |
| Cattle raising | (62) | (233) | -73% | 496 | 1.665 | -70% |
| Others | 20.328 | (3.010) | n.a | 13.647 | (11.332) | n.a |
| Biological Assets | (7.321) | (19.115) | -62% | (45.394) | 1.787 | n.a |
| **Agricultural Products** | **58.399** | **11.824** | **n.a** | **94.236** | **158.135** | **-40%** |
| Gain from sale of farm | - | 72.153 | n.a | 2.078 | 180.086 | n.a |
| **Total** | **58.399** | **83.977** | **-30%** | **96.314** | **338.221** | **-72%** |

[1] Biological Assets = Variation in the Fair Value of the Biological Asset + Biological Assets appropriated to cost.

In 4Q26, gross income was R$58.4 million, a 30% decrease compared to 4Q25. The result was mainly affected by the absence of gains from farm sales in the quarter, which had contributed R$72.2 million in 4Q25, partially offset by the improved performance of agricultural products, driven primarily by soybeans and corn.

In 2026, gross income reached R$96.3 million, a 72% decline compared with 2025, driven primarily by the lower contribution from farm sales, which fell from R$180.1 million to R$2.1 million, as well as lower performance from agricultural products, mainly affected by weaker contributions from sugarcane and cotton lint, partially offset by improved performance for soybeans and corn.

## GROSS INCOME INCLUDING DERIVATIVES

The table below presents the results by crop, taking into account the derivative transactions executed:

brasilagro 20 anos | www.ri.brasil-agro.com ‘21

'22 SELLING EXPENSES Selling expenses totaled R$72.5 million in 2026, a 22% increase compared to the previous year, mainly due to higher freight, storage, and processing expenses. The variation reflects the higher volume of soybeans and corn sold, the 33% increase in cotton volume sold, and the greater share of sales under the CIF modality, in which the Company assumes freight to the destination port, with the corresponding cost incorporated into the sale price. These effects were partially offset by lower commission expenses. GENERAL AND ADMINISTRATIVE EXPENSES In 2026, general and administrative expenses totaled R$68.0 million, a 1% increase compared to 2025. The variation was driven primarily by higher service expenses, reflecting increased spending on Internal Controls, as well as depreciation and amortization, resulting from the rollout of new systems and the new administrative structure. These increases were partially offset by lower expenses related to taxes and fees, leases and rentals, and the Long-Term Incentive Plan (ILPA). OTHER OPERATING INCOME / EXPENSES Gross I ncome from Derivatives 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Soybeans 50.027 16.303 n.a 109.943 65.131 69% Corn 9.502 7.450 28% 25.282 410 n.a Beans 565 (298) n.a (399) 85 n.a Sugarcane 6.709 8.432 -20% 28.011 85.746 -67% Feather Cotton (3.737) (1.481) n.a (9.280) 10.481 n.a Seed Cotton 372 (389) n.a 805 (6.975) n.a Cattle raising (62) 57 n.a 520 499 4% Others 20.022 (3.010) n.a 12.065 (11.340) n.a Total 83.398 27.0 63 n.a 166.948 144.0 36 16% (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Selling expenses (26.820) (20 .0 58) 34% (72.546) (59.512) 22% Freight (17.582) (10.227) 72% (39.110) (26.483) 48% Storage and Processing (8.523) (6.435) 32% (31.997) (25.693) 25% Fees (594) (3.181) -81% (914) (6.955) -87% Provision for doubtful accounts (7) - n.a (7) 203 n.a Others (113) (215) -47% (517) (584) -11% (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) General and Administrative (19.74 4) (16.710) 18% (67.953) (67.488) 1% Depreciation and Amortization (840) (819) 3% (3.240) (2.710) 20% Personnel expenses (12.763) (10.987) 16% (42.901) (42.582) 1% I LPA expenses (359) (42) n.a (1.108) (1.392) -20% Expenses with services providers (3.138) (2.291) 37% (8.560) (7.720) 11% Leases and Rents (118) (154) -23% (471) (707) -33% Taxes and fees (81) (271) -70% (2.658) (3.525) -25% Travel expenses (594) (328) 81% (1.246) (1.083) 15% Softwares & Signatures (1.288) (1.447) -11% (5.372) (5.316) 1% I nsurance (163) (170) -4% (676) (740) -9% Others expenses (400) (202) 98% (1.721) (1.713) n.a

'23 In 2026, other operating expenses totaled R$8.7 million, compared to R$4.8 million in 2025. The variation is mainly due to losses related to the write-off of fixed assets, provisions and updates on legal proceedings, and higher tax expenses, which included social security fines recognized during the period. FINANCIAL INCOME (LOSS) In 2026, the financial result was negative at R$94.4 million, compared to a negative R$80.4 million in 2025. The variation mainly reflects the increase in interest expenses and the negative effect of fair value remeasurement, partially offset by the positive impact of foreign exchange variations and higher financial income. Interest expenses totaled R$97.2 million, a 17% increase, reflecting the higher average debt balance and the rise in the average CDI rate, from 12.08% in 2025 to 14.72% in 2026. On the other hand, foreign exchange variations contributed positively by R$23.6 million, mainly due to the appreciation of the real against the dollar, whose exchange rate went from R$5.46/US$ in June 2025 to R$5.18/US$ in June 2026. Fair value remeasurement had a negative impact of R$54.1 million, mainly due to the negative variation of R$59.2 million related to leases, partially offset by the positive effect of R$5.1 million on receivables from property sales and other liabilities. The result from derivatives operations was positive at R$14.5 million, with a positive contribution of R$46.1 million from foreign exchange operations, partially offset by negative results of R$16.6 million in commodities and R$15.0 million in interest rates. In 2025, the result from derivatives had been positive at R$21.0 million. Other financial income also showed a positive evolution, benefiting from the higher average balance of financial investments and the rise in the CDI during the period. DERIVATIVE OPERATIONS HEDGE POSITION ON JUNE 30, 2026 (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Other operating income/ expenses (747) 1.354 n.a (8.732) (4.753) 84% Gain/ Loss on sale of fixed assets (25) 1.799 n.a (2.528) 1.056 n.a Expenses with Acquisition (62) - n.a (862) (4.804) -82% Expenses with lawsuits (686) (1.392) -51% (2.862) 338 n.a Donations from BrasilAgro I nstitute - - n.a (772) (1.314) -41% Compensation expenses - - n.a - (290) n.a Tax expenses (300) 646 n.a (1.838) - n.a Earnings from advantageous purchase - - n.a - 348 n.a Others 326 301 8% 130 (87) n.a (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Total (38.392) 12.90 6 n.a (94.378) (80 .396) 17% I nterest (i) (27.840) (24.041) 16% (97.218) (82.937) 17% Monetary variation (ii) - - n.a - (57) n.a Exchange vartiation (iii) 6.519 3.283 n.a 23.597 378 n.a Present value adjustment (iv) (32.335) (4.544) n.a (54.117) (31.939) 69% Derivative operations results (v) 12.098 35.144 -66% 14.478 20.999 -31% Other financial income / expenses (vi) 3.166 3.064 3% 18.882 13.160 43%

'24 BALANCE SHEET APPROPRIATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS Commodity Volume traded Price locked in Soybeans 219.004 t ██████████ 99% US$ 11,03/ bu Cotton 5.215 t ████████░░ 77% R$ 70,32/ lb Corn 91.404 t ██████░░░░ 59% R$ 54,00/ sc Farm Receivables 84.386 t █████████░ 97% US$ 11,02/ bu Exchange Volume traded Price locked in Soybeans USD 68.049 ██████████ 100% US$ 5,69 Cotton USD 5.374 █████░░░░ 55% US$ 6,65 Farm Receivables USD 30.858 █████████░ 96% US$ 5,57 % traded Exchange % traded 25/ 26 Harvest Commodity Volume traded Price locked in Soybeans 50.388 t ██░░░░░░░░ 21% US$ 11,86/ bu Cotton 680 t ██░░░░░░░░ 17% R$ 70,00/ lb Corn 2.000 t ░░░░░░░░░░ 1% R$ 61,50/ sc Farm Receivables 12.246 t ██░░░░░░░░ 15% US$ 12,10/ bu Exchange Volume traded Price locked in Soybeans USD 20.969 ███░░░░░░░ 27% US$ 5,59 Cotton USD 2.857 ███░░░░░░ 42% US$ 5,92 Farm Receivables USD 6.152 ██░░░░░░░░ 21% US$ 5,54 26/ 27 Harvest % traded % traded

'25 As of June 30, 2026, the Company recorded a net loss of R$ 90.0 million, absorbed by the Investment and Expansion Reserve. Under applicable law, Management has proposed the distribution of R$ 30.0 million in dividends against the remaining balance of the reserve, equivalent to R$ 0.3012 per share, subject to approval at the Annual Shareholders' Meeting in October 2026. CASH AND CASH EQUIVALENTS DEBT R$ thousand 20 26 20 25 Net income (90.009) 138.019 (-) Appropriation of the legal reserve (5% of net income) - (6.901) Adjusted Net/ Loss I ncome (90 .0 0 9) 131.118 (-) Minimum compulsory dividends - 25% of adjusted net income - (32.780) (-) Proposed aditional dividends - (42.220) Proposed Dividends on I ncome - (75.0 0 0 ) (-) Dividends proposed from the I nvestment and Reserve account (30.000) - Total Dividends (30 .0 0 0 ) (75.0 0 0 ) (-) Absorption of the period's loss by the reserve (90.009) - Constitution of investment and expansion reserve (120 .0 0 9) 56.118 Balance of the I nvestment and Expansion Reserve 274.678 394.687 Number of shares 10 2.683.444 10 2.683.444 (-) Treasury Shares (3.067.987) (3.067.987) (=) Outstanding shares 99.615.457 99.615.457 Dividends per share (R$) 0 ,30 1,56 Cash and Cash equivalents (R$ thousand) 0 6/ 30 / 20 26 0 6/ 30 / 20 25 Chg. (% ) Cash and Cash equivalents 168.499 142.90 8 18% Cash and Banks 32.992 17.294 91% Bank deposit certificates 39.724 91.868 -57% Committed 95.783 33.746 n.a Marketable securities 16.353 16.90 8 - 3% Financial Treasury Bill 16.353 16.908 -3% Restricted Marketable securities 18.394 - n.a Bank deposit certificates 18.394 - n.a Total 20 3.246 159.816 27%

'26 The average cost of debt is 90.52% of the CDI rate. TRADE ACCOUNTS RECEIVABLE INVENTORIES The biological assets for cattle are measured at fair value and controlled in accordance with two methodologies: calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight. (R$ thousand) 0 6/ 30 / 20 26 0 6/ 30 / 20 25 Chg. (% ) Short Term 475.0 18 355.841 33% Long Term 549.282 529.678 4% Total I ndebtedness 1.0 24.30 0 885.519 16% (-) Cash and cash equivalents 203.246 159.816 27% (=) Net Debt 821.0 54 725.70 3 13% (-) Farm Receivables 540.593 756.629 -29% (=) Adjusted Net Debt 280 .461 (30 .926) n.a. Adjusted EBI TDA for the last 12 months 99.335 267.321 - 63% Adjusted Net Debt / Adjusted EBI TDA 2,82x (0 ,12x) n.a. Adjusted Net Debt / NAV 7% - 0 ,8% 8 p.p (R$ thousand) 0 6/ 30 / 20 26 0 6/ 30 / 20 25 Chg. (% ) Sugarcane Sales 27.387 45.800 -40% Grains Sales 49.152 73.869 -33% Cotton Sales 1.487 3.946 -62% Cattle Raising Sales 529 2.226 -76% Leases and Rents 19.379 15.357 26% Machinery Sales 5.827 12.218 -52% Farm Sales 191.235 235.419 -19% 294.996 388.835 - 24% Expected losses (3.480) (3.777) -8% Current total 291.516 385.0 58 - 24% Farm Sales 349.358 521.210 -33% Non- current total 349.358 521.210 - 33% (R$ thousand) 0 6/ 30 / 20 26 0 6/ 30 / 20 25 Chg. (% ) Soybean 98.086 120.562 -19% Corn 47.491 15.156 n.a Bean 10.779 18.934 -43% Cotton 4.783 23.638 -80% Other crops 1.328 909 46% Agricultural Products 162.467 179.199 - 9% Agricultural Products - Fair Value 27.051 48.202 -44% Agricultural products - adjustment to recoverable value (1.267) (5.288) -76% Supplies 84.006 71.405 18% Total 272.257 293.518 - 7%

'27 INVESTMENT PROPERTIES The Company's business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities. The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities. Once a rural property is acquired, the Company strives to implement higher value-added crops and transform such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains. The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under "Non-Current Assets." Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment. DEPRECIATION – AREA CLEARING CAPEX - PROPERTY, PLANT AND EQUIPMENT I nventories - Cattle Raising Total Heads Value (R$ thousand) I n June 30 , 20 25 18.174 59.20 4 Aquisition, Birth | Aquisition Expenses 5.444 11.300 Handling Expenses - 17.361 Sales (10.494) (39.132) Deaths (226) (840) Consumption (52) (265) Exchange variation - 5.056 Fair value variation - 834 I n June 30 , 20 26 12.846 53.518 (R$ thousand) Acquisition value Buildings and improvements Area Opening Operation Total Construction in progress I nvestment Properties I nitial Balance 920.816 129.552 228.424 1.278.792 45.042 1.323.834 Acquisitions 47.133 2.919 2.478 52.530 50.001 102.531 Reductions (1.420) (953) (632) (3.005) - (3.005) Transfers - 6.680 33.902 40.582 (40.582) - Transfers between fixed assets - - - - (23.081) (23.081) Depreciation - (9.136) (32.766) (41.902) - (41.902) Cumulative Translation (16.061) (1.459) (2.861) (20.381) (574) (20.955) I n June 30 , 20 26 950 .468 127.60 3 228.545 1.30 6.616 30 .80 6 1.337.422 Depreciation (R$ thousand) 4Q26 4Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Maintenance (6.712) (5.703) 18% (24.880) (21.479) 16% Opening (2.018) (2.002) 1% (7.886) (7.693) 3% Total (8.731) (7.70 5) 13% (32.766) (29.171) 12%

'28 CAPITAL MARKETS (R$ thousand) Buildings and improvements Equipments and facilities Machinery Furniture and untensils Construction in progress Fixed assets in progress Sugarcane Total fixed assets I nitial Balance - 78.768 19.059 4.126 101.953 4 130.712 232.669 Acquisitions 5 11.542 4.356 629 16.532 577 45.893 63.002 Business combination - - - - - - - - Reductions - (738) (1.329) (109) (2.176) - (1.232) (3.408) Transfers 5.703 (5.202) 29 26 556 (556) - - Transfers between fixed assets 20.323 2.501 - - 22.824 (25) 282 23.081 Depreciation (284) (8.884) (2.269) (638) (12.075) - (24.640) (36.715) Cumulative Translation - (188) (16) (24) (228) - (434) (662) I n June 30 , 20 26 25.747 77.799 19.830 4.0 10 127.386 - 150 .581 277.967

'29 The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange). Stock Performance On September 3, 2026, BrasilAgro's shares (AGRO3) were quoted at R$19.00, representing market capitalization of R$1.9 billion, while its ADRs (LND) were quoted at US$3.82. 80 90 100 110 120 AGRO3 vs. Ibovespa (base 100 = 6/30/2025) AGRO3 IBOV HI GHLI GHTS - AGRO3 2026 2025 Average Daily Traded Volume (R$) 3.568.471 4.038.443 Maximum (R$ per share) 21,04 22,84 Mininum (R$ per share) 17,96 19,80 Average (R$ per share) 19,14 21,18 Closing Quote (R$ per share) 18,22 19,80 Variation in the period (%) -8% -23%

'30 CONTACT INFORMATION Telephone: + 55 (11) 3035-5374 Email: ri@brasil-agro.com Investor Relations Team Legal Notice The statements contained in this document relating to business outlooks, projections on operating and financial results and those relating to BrasilAgro's growth prospects are mere projections and, as such, are based solely on the expectations of the Board of Directors about the future of the business. These expectations depend substantially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without notice.

'31 WEIGHTS AND MEASURES IN AGRIBUSINESS 1 ton 1.000 kg 1 Kilo 2,20462 pounds 1 pound 0,45349 kg 1 acre 0,1840 bushel 1 hectare (ha) 2,47105 acres 1 hectare (ha) 10.000 m2 1 bushel 5,4363 acres 1 bushel of soybean 60 pounds 27,2155 kg 1 bag of soybean 60 kg 2,20462 bushels 1 bushel/ acre 67,25 kg/ ha 1,00 US$/ bushel 2,3621 US$/ bag 1 bushel of corn 56 pounds 25,4012 kg 1 bag of corn 60 kg 2,36210 bushels 1 bushel/ acre 62,77 kg/ ha 1,00 US$/ bushel 2,3621 US$/ bag 1 arroba ~66.2 pounds 15 kg 1 arroba (including carcass) ~33.1 pounds 30 kg Weights and Measures used in Agriculture Soybean Corn Cattle

4Q26 | 2026 RESULTS

# PORTFOLIO

| | FARMS | LOCATION | AQUISITION DATE | PROJECT | TOTAL AREA (ha) | ARABLE AREA (ha) |
|---|---|---|---|---|---|---|
| 1 | Jatobá Farm | Jaborandi / BA | mar/07 | Grains and Pasture | 8.886 | 7.014 |
| 2 | Alto Taquari Farm (1) | Alto Taquari / MT | aug/07 | Sugarcane | 1.373 | 763 |
| 3 | Chaparral Farm | Correntina / BA | nov/07 | Grains and Cotton | 24.841 | 17.663 |
| 4 | Nova Buriti Farm | Bonito de Minas / MG | dec/07 | Forest | 24.212 | 17.976 |
| 5 | Avarandado Farm (Partnership II) (2) | Ribeiro Gonçalves / PI | nov/13 | Grains | 7.456 | 7.456 |
| 6 | Morotí (Paraguai) | Boquerón | dec/13 | Grains and Pasture | 58.523 | 32.210 |
| 7 | ETH Farm (Partnership III) (3) | Alto Taquari / MT | may/15 | Sugarcane | 3.903 | 3.903 |
| 8 | Agro-Serra Farm (Partnership IV) (4) | São Raimundo das Mangabeiras / MA | feb/17 | Sugarcane | 13.645 | 13.645 |
| 9 | São José Farm | São Raimundo das Mangabeiras / MA | feb/17 | Grains and Sugarcane | 17.566 | 10.156 |
| 10 | Xingu Farm (Partnership V) (5) | Região do Xingu / MT | aug/18 | Grains | 13.092 | 13.092 |
| 11 | Regalito Farm (Partnership VI) | Região do Xingu / MT | sep/22 | Grains | 5.714 | 5.714 |
| 12 | Arrojadinho Farm (6) | Jaborandi / BA | jan/20 | Grains | 16.644 | 11.732 |
| 13 | Rio do Meio Farm (7) | Correntina / BA | jan/20 | Grains | 9.845 | 6.743 |
| 14 | Serra Grande Farm | Baixa Grande do Ribeiro / PI | may/20 | Grains | 4.489 | 2.954 |
| 15 | Serra Grande II Farm (Partnership VII) (8) | Baixa Grande do Ribeiro / PI | may/20 | Grains | 6.013 | 6.013 |
| 16 | Acres del Sud (Bolívia) | Santa Cruz | feb/21 | Grains and Sugarcane | 9.882 | 9.031 |
| 17 | Unagro Farm (Partnership VIII) (9) | Santa Cruz | feb/21 | Grains | 1.065 | 1.065 |
| 18 | São Domingos Farm (Partnership IX) (10) | Comodoro / MT | jul/22 | Grains | 7.657 | 7.657 |
| 19 | Panamby Farm | Querência, MT | sep/22 | Grains | 10.793 | 5.592 |
| 20 | Alto da Serra Farm (Partnership X)(11) | Brotas / SP | mar/24 | Sugarcane | 6.773 | 6.773 |
| 21 | Novo Horizonte Farm (Partnership XI)(12) | Primavera do Leste / MT | may/24 | Grains | 4.767 | 4.767 |
| | **Total** | | | | **257.141** | **191.920** |

(1) The Company will continue to operate 1,157 hectares of the area sold in Oct/21 until the 2024 harvest.
(2) BrasilAgro entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(3) BrasilAgro entered into an agricultural development partnership in the Parceria III Farm potentially up to March 31, 2026.
(4) BrasilAgro entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(5) BrasilAgro entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.
(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.
(8) BrasilAgro entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years.
(9) Farm partnership on the farm for a crop.
(10) Farm partnership on the farm for up to 12 crops.
(11) Partnership for agricultural development on the farm for 2 cycles of 6 years of sugarcane.
(12) Partnership for agricultural development for up to 16 years.

brasilagro 20 anos | www.ri.brasil-agro.com '32

'33 INCOME STATEMENT (R$ thousand) 4 Q26 4 Q25 Chg. (% ) 20 26 20 25 Chg. (% ) Revenues from Farm Sales - 111.998 n.a 4.064 241.299 -98% Revenues from grains 207.117 131.998 57% 563.828 442.530 27% Revenues from cotton 14.720 11.420 29% 99.146 90.583 9% Revenues from sugarcane 33.612 83.414 -60% 199.605 325.265 -39% Revenues from cattle raising 1.538 7.240 -79% 40.591 26.457 53% Revenues from farm leasing 6.911 2.874 n.a 13.443 11.868 13% Other revenues 1.778 852 n.a 5.605 5.026 12% Deductions from gross revenue (9.803) (9.064) 8% (30.566) (24.286) 26% Net Sales Revenue 255.873 34 0 .733 - 25% 895.716 1.118.74 2 - 20 % Change in fair value of biological assets and agricultural 35.176 28.013 26% 32.080 122.671 -74% Reversal of provision for recoverable value of agricultural (1.598) (5.904) -73% (1.074) (8.069) -87% Net Revenue 289.4 51 362.84 1 - 20% 926.722 1.233.34 4 - 25% Cost of Farm Sale - (39.845) n.a (1.986) (61.213) -97% Cost of agricultural products sale (231.052) (239.018) -3% (828.422) (833.910) -1% Gross Profit 58.399 83.977 - 30% 96.314 338.221 - 72% Selling Expenses (26.820) (20 .0 58) 34% (72.54 6) (59.512) 22% General and Administrative Expenses (19.74 4 ) (16.710) 18% (67.953) (67.4 88) 1% Depreciation and Amortization (840) (819) 3% (3.240) (2.710) 20% Personnel expenses (13.584) (11.028) 23% (44.080) (43.973) n.a Expenses with services providers (3.138) (2.291) 37% (8.560) (7.720) 11% Leases and Rents (118) (154) -23% (471) (707) -33% Others expenses (2.063) (2.418) -15% (11.603) (12.378) -6% Other operating income/ expenses, net (74 7) 1.354 n.a (8.732) (4 .753) 84 % Equity pick up (7) (1.4 24 ) n.a (7) (1.4 24 ) n.a Financial result (38.392) 12.90 6 n.a (94 .378) (80 .396) 17% Financial income 96.789 181.510 -47% 496.200 337.510 47% I nterest on Financial I nvestments 3.599 4.214 -15% 23.703 19.297 23% I nterest on assets 2.364 363 n.a 6.526 1.413 n.a Foreign exchange variations 8.733 4.281 n.a 33.289 25.492 31% I ncome from leasings' present value adjustment 10.993 2.210 n.a 10.993 2.210 n.a I ncome from receivables from farm sales' present value 42.951 95.025 -55% 287.580 108.563 n.a Realized results with derivatives 66.412 24.346 n.a 103.248 69.737 48% Unrealized results with derivatives (38.263) 51.071 n.a 30.861 110.798 -72% Financial expenses (135.181) (168.604) -20% (590.578) (417.906) 41% I nterest expenses (215) (182) 18% (1.244) (983) 27% Bank charges (218) (968) -77% (3.577) (5.154) -31% I nterest on liabilities (30.204) (24.404) 24% (103.744) (84.350) 23% Monetary variations - - n.a - (57) n.a Foreign exchange variations (2.214) (998) n.a (9.692) (25.114) -61% Expense from leasings' present value adjustment (28.538) (14.982) 90% (70.209) (49.510) 42% Expense from receivables from farm sales present value adjustment (57.741) (86.797) -33% (282.481) (93.202) n.a Realized results with derivatives (51.945) (52.879) -2% (90.008) (112.456) -20% Unrealized results with derivatives 35.894 12.606 n.a (29.623) (47.080) -37% Profit (loss) before income and social contribution taxes (27.30 8) 60 .0 4 6 n.a (14 7.30 2) 124 .64 8 n.a I ncome and social contribution taxes 13.365 1.235 n.a 57.293 13.371 n.a Profit (loss) for the period (13.94 3) 61.281 n.a (90 .0 0 9) 138.0 19 n.a Outstanding shares at the end of the period 99.615.457 99.615.457 n.a 99.615.457 99.615.457 n.a Basic earnings (loss) per share - R$ (0 ,14 0 0 ) 0 ,6152 n.a. (0 ,90 36) 1,3855 n.a.

'34 BALANCE SHEET – ASSETS Assets (R$ thousand) 0 6/ 30 / 20 26 0 6/ 30 / 20 25 Chg. (% ) Current assets Cash and Cash equivalents 168.499 142.908 18% Marketable securities 16.353 16.908 -3% Derivative financial instruments 15.163 29.609 -49% Trade accounts receivable 341.808 429.465 -20% I nventories 272.257 293.518 -7% Biologial assets 277.274 265.440 4% 1.0 91.354 1.177.84 8 - 7% Non- current assets Biological assets 13.767 32.345 -57% Marketable securities 18.394 - n.a Derivative financial instruments 21.123 10.973 92% Diferred taxes 229.292 166.145 38% Accounts receivable and other credits 472.337 603.843 -22% I nvestment properties 1.337.422 1.323.834 1% Transactions with related parties 3.293 2.822 17% I nvestments 1.324 1.335 -1% Property, plant and equipment 277.967 232.669 19% I ntangible assets 5.021 5.095 -1% Using rights 235.544 280.093 -16% 2.615.4 84 2.659.154 - 2% Total assets 3.70 6.838 3.837.0 0 2 - 3%

'35 BALANCE SHEET - LIABILITIES Liabilities (R$ thousand) 0 6/ 30 / 20 26 0 6/ 30 / 20 25 Chg. (% ) Current liabilities Trade accounts payable and other obligations 110.115 176.029 -37% Loans, financing and debentures 475.018 355.841 33% Labor obligations 22.486 21.481 5% Derivative financial instruments 9.456 15.492 -39% Other liabilities 6.895 7.082 -3% Lease liabilities 83.613 82.330 2% 70 7.583 658.255 7% Non- current liabilities Trade accounts payable and other obligations 23.882 46.819 -49% Loans, financing and debentures 549.282 529.678 4% Diferred taxes 32.231 36.880 -13% Lease liabilities 323.952 343.454 -6% Derivative financial instruments 19.618 17.632 11% Provision for legal claims 3.571 792 n.a Related parties transactions 10.226 8.401 22% Other liabilities 11.184 17.363 -36% 973.94 6 1.0 0 1.0 19 - 3% Total liabilities 1.681.529 1.659.274 1% Equity Share Capital 1.587.988 1.587.988 n.a Expenses with issuance of shares (11.343) (11.343) n.a Capital reserves (6.475) (8.193) -21% Treasury shares (43.648) (43.648) n.a Profits reserves 379.771 499.780 -24% Proposed additional dividends 30.000 42.220 -29% Comprehensive I ncome 89.016 110.924 -20% Total equity 2.0 25.30 9 2.177.728 -7% Total liabilities and equity 3.70 6.838 3.837.0 0 2 - 3%

'36 CASH FLOW (R$ thousand) 20 26 20 25 Chg. (% ) CASH FLOW OF OPERATI NG ACTI VI TI ES Profit (loss) for the period (90.009) 138.019 n.a Adjustments to reconcile net income Depreciation and amortization 79.540 74.953 6% Farm Sales Gain (2.078) (180.086) n.a Residual value of fixed and intangible assets 4.001 11.552 -65% Written-off in investment properties 1.780 466 n.a Equity Pickup 7 1.424 n.a Gain unrealized results with derivatives (Net) (1.238) (63.718) -98% Exchange rate, monetary and financial charges (Net) 115.660 111.975 3% Adjustment to present value for receivables from sale of farms, machinery and financial leasings (5.099) (15.709) -68% Share based I ncentive Plan ("I LPA") 1.108 1.392 -20% I ncome and social contribution taxes (67.796) (32.686) n.a Fair value of biological assets and agricultural products and depletion of harvest (32.080) (122.671) -74% Provision (Reversal) of impairment of agricultural products after harvest 1.074 8.069 -87% Provision (Reversal) allowance for receivables credit 7 (203) n.a Provisions for lawsuits 2.899 331 n.a Result on lease derecognition (529) (144) n.a 7.247 (67.0 36) n.a Changes in the Short Term Operating Capital Trade accounts receivable 46.773 (35.896) n.a I nventories (55.833) (137.377) -59% Biological Assets 88.427 133.289 -34% Recoverable Taxes (56.611) (10.418) n.a Derivative Transactions 1.484 7.667 -81% Other assets 8.226 11.027 -25% Suppliers (12.520) 4.619 n.a Related parties 2.904 (169) n.a Taxes payable (2.470) 14.015 n.a Labor obligations 1.067 812 31% Advance from customers 17.059 (17.516) n.a Lease liabilities (12.840) (8.937) 44% Other obligations (9.643) (5.677) 70% Payments of lawsuits (120) (238) -50% Additions to investment properties (55.398) (67.772) -18% Farm acquisitions - (4.852) n.a Farm sales receipts 179.273 269.802 -34% Net Cash generated by (used in) operating activities 147.0 25 85.343 72% I ncome tax and social contribution paid (26.204) (13.808) 90% Net cash generated by (used in) operating activities 120 .821 71.535 69% CASH FLOW OF I NVESTMENT ACTI VI TI ES Additions to immobilized and intangible (63.912) (79.973) -20% Redemption of (investment in) marketable securities 5.864 41.050 -86% Cash from business combination - 12 n.a Net Cash generated by (used in) investment activities (58.0 48) (38.911) 49% CASH FLOW OF FI NANCI NG ACTI VI TI ES Loans and financing raised 616.614 443.601 39% I nterest from Loans and Financing (82.147) (63.886) 29% Payment of loans and financing (496.559) (284.429) 75% Dividends paid (74.990) (155.983) -52% Generated (provided) net cash by financing activities (37.0 82) (60 .697) - 39% I ncrease (decrease) in cash and cash equivalents 25.691 (28.0 73) n.a FX Variation in cash and cash equivalents (10 0 ) 28 n.a Cash and cash equivalents initial balance 142.908 170.953 -16% Cash and cash equivalents final balance 168.499 142.908 18%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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